Portage Biotech Inc.

6 Adelaide St. East, Suite 300

Toronto, Ontario, Canada M5C 1H6

March 5, 2021

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

 Re: Portage Biotech Inc.

 Registration Statement on Form F-3

 File No. 333-253468

Ladies and Gentlemen:

 In connection with the above referenced Registration Statement on Form F-3 of Portage Biotech Inc., the undersigned, a duly elected officer, hereby requests that the effectiveness of said Registration Statement be accelerated to 4:30 p.m. Eastern time on Monday, March 8, 2021, or as soon thereafter as practicable.

Very truly yours,

PORTAGE BIOTECH INC.

By: /s/ Allan Shaw
Name: Allan Shaw
Title: Chief Financial Officer